 Exhibit 99.1

Mountain Province Updates Gahcho Kué Diamond Mine Development

•	Overall project more than 87 percent complete
•	On plan for first production in H2 2016
•	Appointment of Mine General Manager

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TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, March 14, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that development of the Gahcho Kué diamond mine is progressing according to plan with the overall project more than 87 percent complete and on track for first production during H2 2016.

Patrick Evans, Mountain Province President and CEO, commented: "We continue to make excellent progress at Gahcho Kué. Key areas of focus are remaining earthworks, commissioning of the primary crusher and diamond plant, pre-stripping and stockpiling of kimberlite as well as preparations for operational readiness."

Mountain Province is also pleased to announce that the Gahcho Kue Joint Venture has appointed Allan Rodel as the mine general manager. Mr. Rodel joined the De Beers Group in 1997 and has held a number of senior management positions, including that of Gahcho Kue project manager since 2013. Mr. Rodel has an honors degree in chemical engineering from the University of Natal and resides in Yellowknife, N.T.

In addition to Mr. Rodel, nine senior operational appointments have been made at Gahcho Kue, including the mining manager, engineering and maintenance manager, ore processing manager and technical services manager. Under the leadership of Mr. Rodel and the operations management team, commissioning of the Gahcho Kue mine is well underway.

Mr. Evans added: "We are also pleased to report that the ice road deliveries to Gahcho Kue are proceeding to plan. Importantly, delivery of critical large mining equipment to site was completed last week with the bulk of the remaining deliveries being diesel fuel. The project also continues to meet our lending group's tests-to-completion with US$73M advanced to fund cash calls during Q1 2016. A total of US$231M has been drawn against the US$370M facility. An update on performance against budget will be provided with the yearend results at the end of March."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine and projected to be amongst the highest margin diamond mines due to the high grade and open-pit nature of the operation.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 14-MAR-16